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March 20, 2009

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the convocation notice of Wolters Kluwer's 2009 Annual General Meeting (in Dutch) that was published in two Dutch newspapers and a translation hereof in English, that is available on the Company's website.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom

Robert M. Chilstrom

cc: Maarten Thompson

3/25

Oproeping voor de jaarlijkse Algemene Vergadering van Aandeelhouders van Wolters Kluwer nv



Te houden op **dinsdag 21 april 2009** in het Okura Hotel, Ferdinand Bolstraat 333 te Amsterdam, aanvang 11.00 uur.

De agenda voor de Algemene Vergadering van Aandeelhouders luidt als volgt:

1. **Opening**
2. **Jaarverslag 2008**
   a. Verslag van de Raad van Bestuur over het jaar 2008
   b. Bericht van de Raad van Commissarissen over het jaar 2008
3. **Jaarrekening 2008 en dividend**
   a. Voorstel tot vaststelling van de jaarrekening (*financial statements*) over het jaar 2008 zoals opgenomen in het officiële Engelstalige jaarverslag over het jaar 2008
   b. Voorstel tot uitkering van een dividend van € 0,65 per gewoon aandeel in contanten of, ter keuze van de houders van gewone aandelen, in de vorm van gewone aandelen
4. **Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur en de Raad van Commissarissen voor de uitoefening van hun taak**
   a. Voorstel tot verlenen van kwijting aan de leden van de Raad van Bestuur voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
   b. Voorstel tot verlenen van kwijting aan de leden van de Raad van Commissarissen voor de uitoefening van hun taak zoals bedoeld in artikel 28 van de statuten
5. **Samenstelling Raad van Commissarissen**
   a. Voorstel tot herbenoeming van de heer P.N. Wakkie als lid van de Raad van Commissarissen
   b. Voorstel tot herbenoeming van de heer L.P. Forman als lid van de Raad van Commissarissen
   c. Voorstel tot benoeming van mevrouw B.M. Dalibard als lid van de Raad van Commissarissen
6. **Voorstel tot verlenging van de bevoegdheden van de Raad van Bestuur**
   a. tot uitgifte van aandelen en/of verlenen van rechten tot het nemen van aandelen
   b. tot beperking of uitsluiting van het voorkeursrecht
7. **Voorstel tot machtiging van de Raad van Bestuur tot inkoop eigen aandelen**
8. **Voorstel tot verlening van opdracht aan KPMG**
9. **Rondvraag**
10. **Sluiting**

De agenda met toelichting met daarin vermeld de gegevens van de heren Wakkie en Forman en van mevrouw Dalibard als bedoeld in artikel 21 lid 5 van de statuten, de officiële Engelstalige jaarstukken over 2008 en het Nederlandse jaaroverzicht liggen ter inzage bij het kantoor van Fortis Bank (Nederland) nv, Rokin 55 te Amsterdam alsmede ten kantore van de vennootschap, Apollolaan 153 te Amsterdam. Deze stukken kunnen kosteloos op bovengenoemde adressen worden afgehaald en ook telefonisch worden aangevraagd bij ABN AMRO Bank N.V., handelend onder de naam RBS (RBS), telefoon 020 383 6707, en bij Fortis Bank (Nederland) nv (Fortis), telefoon 020 5272 467, en voorts schriftelijk of telefonisch worden aangevraagd bij Wolters Kluwer nv, Corporate Communications, Postbus 75248, 1070 AE Amsterdam (telefoon 020 6070 421, fax 020 6070 490, e-mail info@wolterskluwer.com). Tevens zijn deze stukken te raadplegen via de website: www.wolterskluwer.com.

INSTRUCTIES VOOR DEELNAME

Registratiedatum
De Raad van Bestuur van Wolters Kluwer nv heeft bepaald dat als stem- of vergadergerechtigden voor de Algemene Vergadering van Aandeelhouders gelden, zij die op maandag 30 maart 2009 na verwerking van alle bij- en afschrijvingen per die datum, die rechten hebben en zijn ingeschreven in één van de daartoe door de Raad van Bestuur aangewezen registers en die tevens op de hierna beschreven wijze voor de Algemene Vergadering van Aandeelhouders zijn aangemeld.

VOOR HOUDERS VAN GIRALE GEWONE AANDELEN GELDT:

Registratie
Voor houders van girale gewone aandelen zijn als register dan wel deelregisters aangewezen de administraties van de bij Euroclear Nederland aangesloten instellingen, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding
Houders van girale gewone aandelen hebben toegang tot de vergadering indien zij zich vanaf dinsdag 31 maart 2009 en uiterlijk op woensdag 15 april 2009 om 17.30 uur, via de instelling in wier administratie zij voor aandelen zijn geregistreerd, hebben aangemeld bij RBS of Fortis.

Toegang tot de vergadering
Iedere aangemelde houder van girale gewone aandelen ontvangt per e-mail of per post een registratiebewijs. Het registratiebewijs zal dienen als bewijs van toegang tot de vergadering, waarbij het aantal girale gewone aandelen waarvoor de aandeelhouder kan stemmen, zal staan vermeld op de registratielijst die Wolters Kluwer nv van RBS en Fortis zal ontvangen.

Verlening van volmacht/steminstructie
Houders van gewone girale aandelen die een derde willen machtigen om namens hen de vergadering bij te wonen, dan wel een volmacht die tevens een steminstructie inhoudt willen verlenen aan iedere notaris van Allen & Overy LLP, kantoor Amsterdam (notaris), kunnen mits ze zich tijdig op de hierboven beschreven wijze hebben aangemeld voor de vergadering, dit doen op de hierna beschreven wijze.

Volmacht aan derde
De formulieren voor verlening van een volmacht aan een derde zijn verkrijgbaar bij RBS, 020 383 6707 of corporate.actions@rbs.com en via de website van de vennootschap. Ingevulde formulieren dienen toegezonden te worden aan RBS per adres ABN AMRO Bank nv, AS/Exchange Agency MF 2020, Postbus 3200, 4800 DE Breda, fax 010 2644 651 en dienen uiterlijk op woensdag 15 april 2009 om 17.30 uur door RBS op het hiervoor aangegeven adres te zijn ontvangen.

Elektronische volmacht met steminstructies
Houders van girale gewone aandelen kunnen tot uiterlijk woensdag 15 april 2009 om 17.30 uur een elektronische volmacht met steminstructie aan de notaris verlenen. Via de website van de vennootschap is aangegeven hoe een elektronische volmacht met steminstructie verleend kan worden.

Schriftelijke volmacht met steminstructies
De formulieren voor verlening van een schriftelijke volmacht met steminstructie aan de notaris zijn verkrijgbaar bij RBS en via de website van de vennootschap. Ingevulde formulieren dienen toegezonden te worden aan RBS op het hiervoor aangegeven adres en dienen uiterlijk op woensdag 15 april 2009 om 17.30 uur door RBS op het hiervoor aangegeven adres te zijn ontvangen.

VOOR HOUDERS VAN GEWONE AANDELEN OP NAAM (REGISTERAANDEELHOUDERS) GELDT:

Registratie
Voor houders van gewone aandelen op naam (registeraandeelhouders) is als register aangewezen het aandeelhoudersregister van Wolters Kluwer nv dat wordt gehouden door de vennootschap, waaruit blijkt wie op de registratiedatum aandeelhouder zijn.

Aanmelding en verlening van volmacht
De registeraandeelhouders ontvangen van de vennootschap een aanmeldingsformulier met toelichting. De schriftelijke aanmelding dient uiterlijk woensdag 15 april 2009 om 17.30 uur in het bezit van de vennootschap te zijn. Registeraandeelhouders die een derde willen machtigen om namens hen de vergadering bij te wonen, kunnen dit doen middels het aanmeldingsformulier en dienen daartoe de gegevens van de betreffende derde op het formulier te vermelden.

PARKEREN

Bezoekers van de vergadering wordt geadviseerd met openbaar vervoer te reizen indien mogelijk. Bezoekers die met de auto komen, kunnen gratis parkeren op een speciaal hiervoor gereserveerd gedeelte van de parkeergarage van het Okura Hotel. In verband met het tijdstip van aanvang van de vergadering adviseren wij u om uiterlijk 10.45 uur bij de parkeergarage van het Okura Hotel aanwezig te zijn.

Amsterdam, 19 maart 2009
Raad van Bestuur Wolters Kluwer nv
www.wolterskluwer.com.

File No. 82-2683



(translation)

Notice convening the Annual General Meeting of Shareholders of Wolters Kluwer nv

to be held on Tuesday, April 21, 2009 at 11.00 a.m. in the Okura Hotel, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands.

The agenda for the General Meeting of Shareholders is as follows:

1. **Opening**
2. **2008 Annual Report**
   a. Report of the Executive Board for 2008
   b. Report of the Supervisory Board for 2008
3. **2008 Financial statements and dividend**
   a. Proposal to adopt the financial statements for 2008 as included in the annual report for 2008
   b. Proposal to distribute a dividend of €0.65 per ordinary share in cash or, at the option of the holders of ordinary shares, in the form of ordinary shares
4. **Proposal to release the members of the Executive Board and the Supervisory Board from liability for the exercise of their respective duties**
   a. Proposal to release the members of the Executive Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association
   b. Proposal to release the members of the Supervisory Board from liability for the exercise of their duties, as stipulated in Article 28 of the Articles of Association
5. **Composition Supervisory Board**
   a. Proposal to reappoint Mr. P.N. Wakkie as member of the Supervisory Board
   b. Proposal to reappoint Mr. L.P. Forman as member of the Supervisory Board
   c. Proposal to appoint Ms. B.M. Dalibard as member of the Supervisory Board
6. **Proposal to extend the authority of the Executive Board**
   a. to issue shares and/or grant rights to subscribe for shares
   b. to restrict or exclude pre-emptive rights
7. **Proposal to authorize the Executive Board to acquire own shares**
8. **Proposal to instruct KPMG**
9. **Any other business**
10. **Closing**

The agenda and explanatory notes, including the information provided on Mr. Wakkie, Mr. Forman and Ms. Dalibard as referred to in Article 21(5) of the Articles of Association, the annual report for 2008 and the financial statements for 2008 are available for inspection at the offices of Fortis Bank (Nederland) nv, Rokin 55, Amsterdam, the Netherlands, and at the offices of Wolters Kluwer nv, Apollolaan 153, Amsterdam, the Netherlands. These documents can be collected free of charge at the aforementioned addresses. It is also possible to ask for these documents by telephone at ABN AMRO Bank N.V. acting under the name of RBS (RBS), telephone +31 (0)20 383 6707, at Fortis Bank (Nederland) nv (Fortis), telephone +31 (0)20 5272 467, and also in writing or by telephone at Wolters Kluwer nv, Corporate Communications department, P.O. Box 75248, 1070 AE Amsterdam, the Netherlands (telephone +31 (0)20 60 70 421, fax +31 (0)20 60 70 490, e-mail info@wolterskluwer.com). These documents are also available on the website: www.wolterskluwer.com.

PARTICIPATION INSTRUCTIONS

Record date

The Executive Board of Wolters Kluwer nv has determined that those persons shall be entitled to vote at and attend the AGM who, on Monday, March 30, 2009, after all additions and deductions at that date have been processed, have those rights and are registered as such in one of the registers designated by the Executive Board and who have also been registered for the AGM in the manner described below.

PROCEDURE FOR HOLDERS OF ORDINARY DEPOSIT SHARES:

Registration

The register and sub-registers designated for holders of deposit shares are the records of the institutions associated with Euroclear Nederland, which as at the registration date list the holders of ordinary deposit shares.

Application

Holders of ordinary deposit shares will have access to the Meeting if they have applied as from Tuesday , March 31, 2009 and no later than on Wednesday, April 15, 2009 at 5.30 p.m. with RBS or Fortis, via the institution in whose records they are listed as holders of ordinary deposit shares.

Admission to the Meeting

Holders of ordinary deposit shares will receive a proof of registration by e-mail or mail. The proof of registration will serve as proof of admission to the Meeting whereby the number of ordinary deposit shares for which the holder of ordinary deposit shares can vote, is presented on the registration list, that Wolters Kluwer nv will receive from RBS and Fortis.

Granting of proxy / voting instruction

Holders of ordinary deposit shares, who wish to authorize a third party to attend the Meeting on their behalves, or grant a proxy including a voting instruction to each civil law notary of Allen & Overy LLP, Amsterdam office, each of them severally (Notary), may do so in the manner described below, provided that they have applied for the Meeting in time in the manner described above.

Proxy to a third party

A form for a proxy to third parties can be asked for at RBS, telephone +31 (0)20 383 6707 or corporate.actions@rbs.com, and is available on the company's website. The completed proxy forms must be sent to RBS, c/o ABN AMRO, AS/Exchange Agency MF 2020, P.O. Box 3200, 4800 DE Breda, the Netherlands, fax +31 (0)10 2644 651, and must be in the possession of RBS at the latest on Wednesday, April 15, 2009 at 5.30 p.m.

Electronic proxy including voting instruction

Holders of ordinary deposit shares may grant an electronic proxy including a voting instruction to the Notary until Wednesday, April 15, 2009 at 5.30 p.m. at the latest. Instructions of how to grant electronic proxies including voting instructions can be found on the company's website.

Written proxy including voting instruction

The forms for granting a written proxy including a voting instruction can be asked for at RBS, and can also be downloaded from the company's website. Completed proxy forms including the voting instruction have to be sent to RBS, at the address indicated above, and must be in the possession of RBS, at the latest on Wednesday, April 15, 2009 at 5.30 p.m.

PROCEDURE FOR REGISTERED SHAREHOLDERS:

Registration

The register designated for the registered shareholders is the shareholders' register of Wolters Kluwer nv, kept by the company, which as at the record date lists the registered shareholders.

Application and granting of proxy
The company will send the registered shareholders an application form with explanatory notes. The written application has to be in the possession of the company at the latest on Wednesday, April 15, 2009 at 5.30 p.m. Registered shareholders, who wish to authorize a third party to attend the Meeting on their behalf, can do so by means of the application form and must state that party's details on the form.

PARKING
Visitors to the Meeting are advised to travel by public transport, if possible. Visitors coming by car are offered free parking in a dedicated parking area of the Okura Hotel. In connection with the starting time of the Meeting, we advise you to be at the Okura parking place at 10.45 a.m. at the latest.

Amsterdam, March 19, 2009
Executive Board Wolters Kluwer nv
www.wolterskluwer.com